EXHIBIT 99.2

INDEX TO FINANCIAL STATEMENTS OF MARITIME CAPITAL SHIPPING LIMITED

Page

Consolidated Financial Statements of Maritime Capital Shipping Limited
Report of Independent Auditors	F-2
Consolidated Balance Sheets at 31 December 2009, 2008 and 2007	F-3
Consolidated income statements for the years ended 31 December 2009 and 2008 and for the period from 30 April 2007 (date of incorporation) to 31 December 2007	F-5
Consolidated statements of comprehensive income for the years ended 31 December 2009 and 2008 and for the period from 30 April 2007 (date of incorporation) to 31 December 2007	F-6
Consolidated statements of changes in shareholder's equity for the years ended 31 December 2009 and 2008 and for the period from 30 April 2007 (date of incorporation) to 31 December 2007	F-7
Consolidated statements of cash flows for the years ended 31 December 2009 and 2008 and for the period from 30 April 2007 (date of incorporation) to 31 December 2007	F-8
Notes to the Consolidated Financial Statements	F-9

MARITIME CAPITAL SHIPPING LIMITED
(incorporated in Bermuda with limited liability)

Report of Independent Auditors

To the Board of Directors and Shareholders

In our opinion, the accompanying consolidated balance sheets and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in shareholders' equity and the consolidated statements of cash flows present fairly, in all material respects, the financial position of Maritime Capital Shipping Limited and its subsidiaries as at 31 December 2009, 2008 and 2007, and the results of their operations and their cash flows for the years ended 31 December 2009 and 2008 and for the period from 30 April 2007 (date of incorporation) to 31 December 2007 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.  These consolidated financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.  We conducted our audits of these consolidated financial statements in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers

Hong Kong,
July 20, 2010

MARITIME CAPITAL SHIPPING LIMITED
(incorporated in Bermuda with limited liability)

CONSOLIDATED BALANCE SHEETS
AS AT 31 DECEMBER 2009, 2008 AND 2007
(IN THOUSANDS OF US DOLLARS)

	Note	2009	2008	2007

ASSETS

Non-current assets
Vessels, dry dock and other fixed assets	5	308,890	595,641	271,679
Goodwill	6	-	167	167
Deposits paid for acquisition of vessels		-	-	20,188
Derivative financial assets	13	-	-	11

		308,890	595,808	292,045

Current assets
Inventories		658	955	191
Other assets	8	2,129	5,414	868
Derivative financial assets	13	-	-	494
Restricted bank deposits	9	6,101	6,627	-
Cash and cash equivalents	9	18,784	28,380	25,505

		27,672	41,376	27,058

Total assets		336,562	637,184	319,103

LIABILITIES

Non-current liabilities
Long term borrowings	12	-	320,319	165,539
Derivative financial liabilities	13	-	9,867	1,405

		-	330,186	166,944

Current liabilities
Other liabilities	14	7,670	11,336	10,315
Current income tax liabilities	17	1,010	651	-
Current portion of long term borrowings	12	319,382	53,855	22,456
Derivative financial liabilities	13	10,190	6,527	841

		338,252	72,369	33,612

Total liabilities		338,252	402,555	200,556

The accompanying notes are an integral part of these consolidated financial statements.

MARITIME CAPITAL SHIPPING LIMITED
(incorporated in Bermuda with limited liability)

CONSOLIDATED BALANCE SHEETS (CONTINUED)
AS AT 31 DECEMBER 2009, 2008 AND 2007
(IN THOUSANDS OF US DOLLARS)

	Note	2009	2008	2007

EQUITY

Share capital	10	198	198	117
Share premium	10	201,678	201,678	114,168
(Accumulated deficit)/retained earnings	11	(195,342)	47,181	5,813
Reserves	11	(8,224)	(14,428)	(1,551)

Total shareholders' (deficit)/equity		(1,690)	234,629	118,547

TOTAL EQUITY AND LIABILITIES		336,562	637,184	319,103

The accompanying notes are an integral part of these consolidated financial statements.

MARITIME CAPITAL SHIPPING LIMITED
(incorporated in Bermuda with limited liability)

CONSOLIDATED INCOME STATEMENTS
FOR THE YEARS ENDED 31 DECEMBER 2009 AND 2008 AND FOR THE PERIOD
FROM 30 APRIL 2007 (DATE OF INCORPORATION) TO 31 DECEMBER 2007
(IN THOUSANDS OF US DOLLARS)

	Note	2009	2008	2007

Revenue from vessels		87,427	133,423	9,214

Cost of services
- vessel operating costs	15	(18,357)	(12,661)	(310)
- depreciation	5,15	(32,358)	(26,408)	(1,260)

General and other administrative expenses	15	(2,622)	(9,238)	(1,356)

Impairment of assets	5,6,15	(258,977)	(4,670)	-

Operating (loss)/profit		(224,887)	80,446	6,288

Finance income	16	53	1,088	723

Finance costs	16	(17,330)	(17,647)	(1,182)

(Loss)/profit before income tax		(242,164)	63,887	5,829

Income tax expense	17	(359)	(702)	(16)

Net (loss)/profit for the year/period		(242,523)	63,185	5,813

Dividend	18	-	21,817	-

The accompanying notes are an integral part of these consolidated financial statements.

MARITIME CAPITAL SHIPPING LIMITED
(incorporated in Bermuda with limited liability)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED 31 DECEMBER 2009 AND 2008 AND FOR THE PERIOD
FROM 30 APRIL 2007 (DATE OF INCORPORATION) TO 31 DECEMBER 2007
(IN THOUSANDS OF US DOLLARS)

	2009	2008	2007

Net (loss)/profit for the year/period	(242,523)	63,185	5,813

Other comprehensive income/ (loss)
Cash flow hedges
- fair value gains/(losses), net of tax	6,204	(14,653)	(1,741)

Other comprehensive income/ (loss) for the year/period, net of tax	6,204	(14,653)	(1,741)

Total comprehensive (loss)/income for the year/period	(236,319)	48,532	4,072

The accompanying notes are an integral part of these consolidated financial statements.

MARITIME CAPITAL SHIPPING LIMITED
(incorporated in Bermuda with limited liability)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEARS ENDED 31 DECEMBER 2009 AND 2008 AND FOR THE PERIOD
FROM 30 APRIL 2007 (DATE OF INCORPORATION) TO 31 DECEMBER 2007
(IN THOUSANDS OF US DOLLARS)

	Share capital	Share premium	Reserves	Retained earnings/ (accumulated deficit)

Balance as at 30 April 2007	-	-	-	-

Profit for the period	-	-	-	5,813

Other comprehensive loss
Cash flow hedges	-	-	(1,741)	-

Transactions with owners
Issuance of ordinary shares (Note 10)	117	117,211	-	-
Share issue costs (Note 10)	-	(3,043)	-	-
Employee expense for share options	-	-	190	-

Total transactions with owners	117	114,168	190	-

Balance as at 31 December 2007	117	114,168	(1,551)	5,813

Profit for the year	-	-	-	63,185

Other comprehensive loss
Cash flow hedges	-	-	(14,653)	-

Transactions with owners
Issuance of ordinary shares (note 10)	81	87,510	-	-
Dividend (note 18)	-	-	-	(21,817)
Employee expense for share options	-	-	1,776	-

Total transactions with owners	81	87,510	1,776	(21,817)

Balance as at 31 December 2008	198	201,678	(14,428)	47,181

Loss for the year	-	-		(242,523)

Other comprehensive income
Cash flow hedges	-	-	6,204	-

Balance as at 31 December 2009	198	201,678	(8,224)	(195,342)

The accompanying notes are an integral part of these consolidated financial statements.

MARITIME CAPITAL SHIPPING LIMITED
(incorporated in Bermuda with limited liability)

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED 31 DECEMBER 2009 AND 2008 AND FOR THE PERIOD
FROM 30 APRIL 2007 (DATE OF INCORPORATION) TO 31 DECEMBER 2007
(IN THOUSANDS OF US DOLLARS)

	Note	2009	2008	2007

Cash flows from operating activities
Net (loss)/profit		(242,523)	63,185	5,813
Depreciation		32,456	26,457	1,262
Impairment of vessels and goodwill and written off vessel deposit		256,955	4,670	-
Employee expense for share options		-	1,776	190
Interest income from bank deposits		(53)	(1,088)	(723)
Interest expense on bank borrowings		16,797	17,043	1,154
Amortisation of transaction costs		489	361	28

Cash flow from operating activities before working capital changes		64,121	112,404	7,724

Decrease/(increase) in inventories		297	(764)	(191)
Decrease/(increase) in other current assets		3,026	(4,978)	(141)
(Decrease)/increase in other current liabilities		(2,926)	3,556	1,994
Increase in current income tax liabilities		332	637	16

Net cash from operating activities		64,850	110,855	9,402

Cash flows from investing activities
Purchase of property, plant and equipment		(2,531)	(333,569)	(271,129)
Deposits paid for acquisition of vessels		-	-	(20,188)
Interest received		313	1,520	502

Net cash used in investing activities		(2,218)	(332,049)	(290,815)

Cash flows from financing activities	20
Drawdown of long-term bank loans		-	237,131	187,967
Repayment of long-term bank loans		(55,281)	(51,313)	-
Interest paid		(17,473)	(16,230)	-
Decrease/(increase) in restricted deposit for loan repayment		526	(6,627)	-
Proceeds from issuance of ordinary shares		-	82,925	117,328
Share issue costs		-	-	(3,043)
Payment in advance for ordinary shares		-	-	4,666
Dividend paid		-	(21,817)	-

Net cash (used in)/from financing activities		(72,228)	224,069	306,918

Change in cash and cash equivalents		(9,596)	2,875	25,505
Cash and cash equivalents at beginning of year/period		28,380	25,505	-

Cash and cash equivalents at end of year/period		18,784	28,380	25,505

The accompanying notes are an integral part of these consolidated financial statements.

MARITIME CAPITAL SHIPPING LIMITED
(incorporated in Bermuda with limited liability)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF US DOLLARS)

1	General information

Maritime Capital Shipping Limited (the "Company") is a limited liability company incorporated in Bermuda on 30 April 2007.  The principal activities of the Company and its subsidiaries (together the "Group") are the provision of worldwide ocean transportation for the dry bulk sector through the ownership of a fleet of 17 handy-size bulk carrier vessels.  The address of the Company's registered office is Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda.

These consolidated financial statements are presented in thousands of United States dollars, unless otherwise stated.  The consolidated financial statements have been authorised for issue by the board of directors on 20 July 2010.

2	Summary of significant accounting policies

The significant accounting policies applied in the preparation of the consolidated financial statements are set out below.  These accounting policies have been consistently applied to the periods presented unless otherwise stated.

 2.1          Basis of preparation

During 2009, the general shipping market environment has impacted the fair market value of the Company's principal assets (vessels). As a result of the drop in the market value of vessels in the wider market, the Group received correspondence from its loan providers (the "Lenders") that the Group was in breach of its obligations in relation to loan covenants based on the ratio of outstanding loan principal to the fair value of the vessels. The implications of the breach under the terms of the loan agreements are that the Group would be obligated to make up any shortfall in the loan principal to fair value ratio through additional payments to the Lenders or additional pledge of assets, failing which the Lenders would have the right to call the outstanding borrowings on demand unless the Group obtains waivers of the breaches of covenants.  As a consequence of the Group not having obtained such a waiver as at 31 December 2009, the borrowings have all been included in current liabilities.

As at 31 December 2009 management was in progress of discussing and negotiating with the Lenders on a restructuring of certain of the loans including waivers of the breach of loan covenants described above. During 2010, agreements were reached with the Lenders as detailed in note 24, which included waivers of the covenants.

As at 31 December 2009, the Group had net current liabilities of $310,580. The management of the Company have reviewed the Group's cash flow projections and also considered the following transactions that occurred in 2010:
• the equity issuance of $31,000;
• debt settlement agreements with certain Lenders totaling $140,300; and
• debt restructuring with certain Lenders of $71,781, as further detailed in note 24.

Following their review, management believes that the Group will have sufficient financial resources to finance its operations and continue as a going concern for at least twelve months from the 31 December 2009.  Consequently, the consolidated financial statements have been prepared on a going concern basis.

MARITIME CAPITAL SHIPPING LIMITED
(incorporated in Bermuda with limited liability)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF US DOLLARS)

2	Summary of significant accounting policies (Continued)

 2.1         Basis of preparation (Continued)

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, as issued by the IASB ("IFRS").  The consolidated financial statements have been prepared under the historical cost convention except that, as disclosed in the accounting policies below, derivative financial instruments are stated at fair value.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates.  It also requires management to exercise its judgment in the process of applying the Group's accounting policies.  The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in note 4.

In 2009, the Group has adopted the following new and amended standards, which are effective for accounting periods commencing on or after 1 January 2009 and relevant to its operation.

IAS 1 (Revised) and Amendment	"Presentation of Financial Statements"
IAS 23 (Revised) and Amendment	"Borrowing Costs"
IFRS 1 and IAS 27 Amendments	"Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate"
IAS 39 Amendment	"Financial Instruments: Recognition and Measurement"
IFRS 2 Amendment	"Share-based Payment - Vesting Conditions and Cancellations"
IFRS 7 Amendment	Financial instruments - disclosure

MARITIME CAPITAL SHIPPING LIMITED
(incorporated in Bermuda with limited liability)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF US DOLLARS)

2	Summary of significant accounting policies (Continued)

 2.1          Basis of preparation (Continued)

Except for certain changes in presentation and disclosures of financial information as described below, the adoption of the above new and amended standards in the current year did not have any significant effect on the consolidated financial statements or result in any significant changes in the Group's significant accounting policies or presentation of the financial information.

IAS 1 (Revised), "Presentation of financial statements". The Group has elected to present two statements: a consolidated income statement and a consolidated statement of comprehensive income. The consolidated financial statements have been prepared under the revised disclosure requirements.

IFRS7 "Financial Instruments – Disclosures" (amendment) – effective 1 January 2009.  The amendment requires enhanced disclosures about fair value measurement and liquidity risk.  In particular, the amendment requires disclosure of fair value measurements by level of a fair value measurement hierarchy.  As the change in accounting policy only results in additional disclosures, there is no impact on earnings.

The following standards and amendments to existing standards have been published and are mandatory for the Group's accounting periods beginning on or after 1 January 2010 or later periods, and the Group has not elected to adopt them early:

Effective for accounting periods beginning on or after

IAS 1 Amendment	"Presentation of Financial Statements"	1 January 2010
IAS 7 Amendment	"Statement of Cash Flows"	1 January 2010
IAS 27 (Revised)	"Consolidated and Separate Financial Statements"	1 July 2009
IAS 38 Amendment	"Intangible Assets"	1 July 2009
IAS 39 Amendment	"Eligible Hedge Items"	1 July 2009
IAS 39 Amendment	"Financial Instruments: Recognition and Measurement"	1 January 2010
IFRS 2 Amendment	"Share-based Payment"	1 July 2009
IFRS 2 Amendment	"Group Cash-settled Share-based Payment Transactions"	1 January 2010
IFRS 3 (Revised)	"Business Combination"	1 July 2009
IFRS 9	"Financial Instruments"	1 January 2013

The Group will apply the above standards and interpretations from 1 January 2010 for the amendments to IAS 1, IAS 7, IAS 38, IAS 39, IFRS 2 and revised IAS 27 and IFRS 3 and from 1 January 2013 for IFRS 9. The Group has already commenced an assessment of the related impact to the Group.  The above standards are not expected to have a significant impact on the Group's financial statements.

MARITIME CAPITAL SHIPPING LIMITED
(incorporated in Bermuda with limited liability)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF US DOLLARS)

2	Summary of significant accounting policies (Continued)

2.1          Basis of preparation (Continued)

(i)
IAS 1 Amendment provides clarification that the potential settlement of a liability by the issue of equity is not relevant to its classification as current or non-current. By amending the definition of current liability, the amendment permits a liability to be classified as non-current (provided that the entity has an unconditional right to defer settlement by transfer of cash or other assets for at least 12 months after the accounting period) notwithstanding the fact that the entity could be required by the counterparty to settle in shares at any time.

(ii)	IAS 7 Amendment requires that only expenditures that result in a recognised asset in the statement of financial position can be classified as investing activities.

(iii)
IAS 27 (Revised) requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. The standard also specifies the accounting when control is lost. Any remaining interest in the entity is re-measured to fair value, and a gain or loss is recognised in profit or loss.

(iv)
IAS 38 Amendment clarifies guidance in measuring the fair value of an intangible asset acquired in a business combination and it permits the grouping of intangible assets as a single asset if each asset has similar useful economic lives.

(v)
IAS 39 Amendment prohibits designating inflation as a hedgeable component of a fixed rate debt. Inflation is not separately identifiable and reliably measurable as a risk or a portion of a financial instrument, unless it is a contractually specified portion of the cash flows of a recognised inflation-linked bond whose other cash flows are unaffected by the inflation portion. It also prohibits including time value in a one-sided hedged risk when designating options as hedges. An entity may only designate the change in the intrinsic value of an option as the hedging instrument of a one-sided risk arising from a forecast transaction in a hedging relationship. A one-sided risk is that changes in cash flows or fair value of a hedged item are above or below a specified price or other variable.

(vi)
IAS 39 Amendment introduces the scope exemption in paragraph 2(g) of IAS 39 to clarify that: (a) it only applies to binding (forward) contracts between an acquirer and a vendor in a business combination to buy an acquiree at a future date; (b) the term of the forward contract should not exceed a reasonable period normally necessary to obtain any required approvals and to complete the transaction; and (c) the exemption should not be applied to option contracts (whether or not currently exercisable) that on exercise will result in control of an entity, nor by analogy to investments in associates and similar transactions.

MARITIME CAPITAL SHIPPING LIMITED
(incorporated in Bermuda with limited liability)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF US DOLLARS)

2	Summary of significant accounting policies (Continued)

2.1          Basis of preparation (Continued)

IAS 39 Amendment clarifies when to recognise gains or losses on hedging instruments as a reclassification adjustment in a cash flow hedge of a forecast transaction that results subsequently in the recognition of a financial instrument. The amendment clarifies that gains or losses should be reclassified from equity to profit or loss in the period in which the hedged forecast cash flow affects profit or loss.

IAS 39 Amendment clarifies that pre-payment options, the exercise price of which compensates the lender for loss of interest by reducing the economic loss from reinvestment risk should be considered closely related to the host debt contract.

(vii)
IFRS 2 Amendment confirms that, in addition to business combinations as defined by IFRS 3 (revised) 'Business combinations', contributions of a business on formation of a joint venture and common control transactions are excluded from the scope of IFRS 2, 'Share-based Payment'.

(viii)
IFRS 2 Amendments, "Group Cash-settled Share-based Payment Transactions". In addition to incorporating IFRIC-Int 8, 'Scope of IFRS 2', and IFRIC-Int 11, 'IFRS 2 – group and treasury share transactions', the amendments expands on the guidance in IFRIC-Int 11 to address the classification of group arrangements that were not covered by the interpretation.

(ix)
IFRS 3 (Revised) continues to apply the acquisition method to non-common control business combinations but with some significant changes compared with IFRS 3. For example, all payments to purchase a business are recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently re-measured through the income statement. There is a choice on an acquisition-by-acquisition basis to measure the non-controlling interest in the acquiree either at fair value or at the non-controlling interest's proportionate share of the acquiree's net assets. All acquisition-related costs are expensed.

(x)	IFRS 9 established the principles for financial reporting of financial assets.

(i)
Financial assets are required to be classified into two measurement categories: those to be measured subsequently at fair value, and those to be measured subsequently at amortised cost. The decision is to be made at initial recognition. The classification depends on the entity's business model for managing its financial instruments and the contractual cash flow characteristics of the instrument.

(ii)
An instrument is subsequently measured at amortised cost only if it is a debt instrument and both the objective of the entity's business model is to hold the asset to collect the contractual cash flows, and the asset's contractual cash flows represent only payments of principal and interest (that is, it has only "basic loan features"). All other debt instruments are to be measured at fair value through profit or loss.

MARITIME CAPITAL SHIPPING LIMITED
(incorporated in Bermuda with limited liability)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF US DOLLARS)

2	Summary of significant accounting policies (Continued)

2.1          Basis of preparation (Continued)

(iii)
All equity instruments are to be measured subsequently at fair value. Equity instruments that are held for trading will be measured at fair value through profit or loss. For all other equity investments, an irrevocable election can be made at initial recognition, to recognise unrealised and realised fair value gains and losses through other comprehensive income rather than profit or loss. There is to be no recycling of fair value gains and losses to profit or loss. This election may be made on an instrument by-instrument basis. Dividends are to be presented in profit or loss, as long as they represent a return on investment.

 2.2          Group accounting

The consolidated financial statements include the financial statements of the Company and all its subsidiaries made up to 31 December.

Subsidiaries are all entities over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. Subsidiaries are de-consolidated from the date that control ceases.

In the consolidated financial statements inter-company transactions, balances and unrealised gains and losses on transactions between group companies are eliminated.

 2.3          Segment reporting

The Group reports financial information and evaluates its operations by charter revenues and not, for example, by (a) the length of ship employment for its customers or (b) the size of vessel.  Management, including the chief operating decision maker, reviews operating results by vessel. The Group's vessels are all of a similar size, are all dry bulk carriers and when the Group charters a vessel to a charterer, the charterer is free to trade the vessel worldwide. As a result the Group only has one segment being the provision of worldwide ocean transportation for the dry bulk sector through handy-size vessels.  As management of the Group monitors its results by revenue and not by customer, the geographical location of the customer is not relevant for segment information.

 2.4          Foreign currency translation and functional currency presentation

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the "functional currency").  The functional currency of the Company and subsidiaries is primarily the United States dollar or for one subsidiary, is the Hong Kong dollar.  The consolidated financial statements are presented in United States dollars, which is the Group's presentation currency.

MARITIME CAPITAL SHIPPING LIMITED
(incorporated in Bermuda with limited liability)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF US DOLLARS)

2              Summary of significant accounting policies (Continued)

2.5           Vessels, dry docking and other fixed assets

(i)	Vessels

Vessels are stated at cost and subsequently carried at cost less accumulated depreciation and accumulated impairment losses.  Vessel cost consists of the contract purchase price and any material expenses incurred on acquisition.

Vessels are depreciated on a straight-line basis over their remaining anticipated useful lives based on an initial useful life of 25 years from first delivery, after taking into account their estimated residual values (note 4(i) and 4(iii)).

(ii)	Dry docking

From time to time the Group's vessels are required to be dry-docked for inspection and re-licensing at which time major repairs and maintenance that cannot be performed while the vessels are in operation are generally performed.  The Group defers costs associated with dry-docking as they are incurred by capitalising them together with the cost of the vessel.  The Group then depreciates these costs on a straight-line basis over the period until the next schedule dry-docking, which is generally between two and five years.  In the cases whereby the dry-docking takes place earlier than originally expected, the carrying amount of the previous dry-docking is written off.  In the event of a vessel sale, the respective carrying values of dry-docking costs are written off.

At the date of acquisition of a vessel, management estimates the component of the cost that corresponds to the economic benefit to be derived from capitalised dry-docking cost, until the first scheduled dry-docking of the vessel under the ownership of the Group, and this component is depreciated on a straight-line basis over the remaining period to the estimated dry-docking date.

(iii)           Other fixed assets

Other fixed assets, including furniture and equipment, computers, software and lease hold improvements are stated at cost less accumulated depreciation and impairment losses.

Other fixed assets are depreciated at rates sufficient to write off their costs less accumulated impairment losses over their estimated useful lives to their respective residual values estimated by the directors on a straight-line basis.  The estimated useful lives of these assets are summarised as follows:

Furniture and equipment:	5 years
Computers and software:	3 years
Leasehold improvements:	over the lower of the useful economic life and lease term

MARITIME CAPITAL SHIPPING LIMITED
(incorporated in Bermuda with limited liability)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF US DOLLARS)

2	Summary of significant accounting policies (Continued)

 2.5          Vessels, dry docking and other fixed assets (Continued)

Historical cost includes expenditure that is directly attributable to the acquisition of the items.  Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably.  All other repairs and maintenance are expensed in the income statement during the period in which they are incurred.

The residual values of the property, plant and equipment and their useful lives are reviewed and adjusted, if appropriate, at each financial year end.  An asset's carrying amount is written down immediately to its estimated recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount (note 2.8).

A vessel is written off upon disposal or when no future economic benefits are expected for its use. The gain or loss on disposal of property, plant and equipment is the difference between the net sales proceeds and the carrying amount of the relevant asset and is recognised in the income statement.

 2.6         Assets under leases - where the Group is the lessor

Leases where substantially all the risks and rewards of ownership of assets remain with the lessor are accounted for as operating leases.

When assets are leased out under operating leases, the assets are included in the balance sheet according to their nature and where applicable, are depreciated in accordance with the Group's depreciation policies, as set out in note 2.5 above.  Revenue arising from assets leased out under operating leases is recognised in accordance with the Group's revenue recognition policies, as set out in note 2.20 below.

 2.7          Goodwill

Goodwill represents the excess of purchase consideration over the fair value of the Group's share of the net identifiable assets of subsidiaries acquired at the date of acquisition.

Goodwill is tested for impairment annually or when an indication of impairment exists and carried at cost less accumulated impairment losses.  Impairment loss on goodwill is not reversed.  Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold. Goodwill is allocated to cash-generating units for the purpose of impairment testing.

MARITIME CAPITAL SHIPPING LIMITED
(incorporated in Bermuda with limited liability)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF US DOLLARS)

2              Summary of significant accounting policies (Continued)

 2.8         Impairment of non-financial assets

Assets that have an indefinite useful life are tested annually for impairment and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.  Assets that are subject to depreciation or amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.  An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its estimated recoverable amount.  The estimated recoverable amount is the higher of an asset's fair value less costs to sell and value in use.  For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).  Assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

 2.9          Financial assets

(i)             Classification

The Group classifies its financial assets as either loans or receivables.  The classification depends on the purpose for which the assets were acquired.  The board determines the classification of these assets at initial recognition.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.  They are included in current assets, except for those with maturities greater than 12 months after the balance sheet date, which are classified as non-current assets.  Loans and receivables are classified as other assets in the balance sheet (note 2.12).

(ii)	Recognition and measurement

Regular purchases and sales of financial assets are recognised on the trade-date - the date on which the Group commits to purchase or sell the asset.  Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss.  Financial assets are written off when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.  Loans and receivables are carried at amortised cost using the effective interest method.

MARITIME CAPITAL SHIPPING LIMITED
(incorporated in Bermuda with limited liability)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF US DOLLARS)

2	Summary of significant accounting policies (Continued)

2.10        Derivative financial instruments and hedging activities

Derivative financial instruments are initially recognised at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value at each reporting date.  The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.  The Group designates certain derivatives as cash flow hedges of a particular risk associated with a recognised asset or liability or a highly probable forecast transaction (cash flow hedge).

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions.  The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

The fair values of various derivative instruments used for hedging purposes are disclosed in note 13.  Movements on the hedging reserve in shareholders' equity are shown in note 11.

The full fair value of a hedging derivative is classified as a non-current asset or liability if the remaining maturity of the hedged item is more than 12 months, and as a current asset or liability, if the remaining maturity of the hedged item is less than 12 months.

Cash flow hedge

The gain or loss relating to the effective portion of hedging instruments is recognised in other comprehensive income.  The gain or loss relating to the ineffective portion is recognised in the income statement.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

 2.11       Inventories

Inventories mainly represent lubricants and are stated at the lower of cost and net realisable value.  Costs are calculated on a weighted average basis.

MARITIME CAPITAL SHIPPING LIMITED
(incorporated in Bermuda with limited liability)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF US DOLLARS)

2              Summary of significant accounting policies (Continued)

 2.12       Other assets and deposits paid for acquisition of vessels

Other assets include trade and other receivables which are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of trade and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables.  Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payments are considered indicators that the receivable is impaired.  The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the assets is reduced through the use of an allowance account, and the amount of the loss is recognised in the consolidated income statement.  When a receivable is uncollectible, it is written off against the allowance account for receivables.  Subsequent recoveries of amounts previously written off are credited in the consolidated income statement.

The deposits for the purchase of vessels are placed in bank accounts jointly held by the Group and the sellers of those vessels.  The effective interest rate on such balances is prevailing market rate.

 2.13       Cash and cash equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks and short term bank deposits.

Cash and cash equivalents exclude deposits held as security for repayment of bank loans whose use is restricted to the repayment of the related banking facilities. These are classified as restricted bank deposits in the balance sheet.

2.14	Other liabilities

Other liabilities include trade and other payables and charterhire income received in advance.  Trade and other payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.

MARITIME CAPITAL SHIPPING LIMITED
(incorporated in Bermuda with limited liability)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF US DOLLARS)

2	Summary of significant accounting policies (Continued)

2.15        Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of the amount can be made.  Provisions are not recognised for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole.  A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation.  The increase in the provision due to passage of time is recognised as interest expense.

2.16        Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred.  Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the consolidated income statement over the period of the borrowings using the effective interest method.

Fees paid on the establishment of loan facilities are recognised as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down.  In this case, the fee is deferred until the draw-down occurs.  To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalised as a prepayment for liquidity services and amortised over the period of the facility to which it relates.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

2.17        Employee benefits

(i)	Retirement benefits costs

The Group contributes to defined contribution retirement schemes which are available to all employees in Hong Kong.  The assets of the schemes are held separately from those of the Group in independently administered funds.  The Group's contributions to these schemes are expensed as incurred.

MARITIME CAPITAL SHIPPING LIMITED
(incorporated in Bermuda with limited liability)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF US DOLLARS)

2	Summary of significant accounting policies (Continued)

2.17        Employee benefits (Continued)

(ii)	Employee leave entitlements

Employee entitlements to long service leave are recognised when they accrue to employees.  A provision is made for the estimated liability for long service leave as a result of services rendered by employees up to the balance sheet date.

Employee entitlements to sick leave and maternity leave are not recognised until the time of leave.

(iii)           Share-based compensation

The Group operates an equity settled share-based compensation plan pursuant to which options to subscribe for shares are granted to executive directors and senior management.  The fair value of the employee services received in exchange for the grant of the options is recognised as an expense over the vesting period of the options.  The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions (for example, shareholders return targets).  Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable.  At each balance sheet date, the entity revises its estimates of the number of options that are expected to vest.  It recognises the impact of the revision of original estimates, if any, in the income statement with a corresponding adjustment to share option reserve.

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

(iv)	Bonus entitlements

The expected cost of bonus payments is recognised as a liability when the Group has a present legal or constructive obligation as a result of services rendered by employees and a reliable estimate of the obligation can be made.

Liabilities for bonus are expected to be settled within twelve months and are measured at the amounts expected to be paid when they are settled.

MARITIME CAPITAL SHIPPING LIMITED
(incorporated in Bermuda with limited liability)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF US DOLLARS)

2	Summary of significant accounting policies (Continued)

2.18	Contingent liabilities and contingent assets

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group.  It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the consolidated financial statements.  When a change in the probability of an outflow occurs so that outflow is probable, it will then be recognised as a provision.

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain events not wholly within the control of the Group.

Contingent assets are not recognised but are disclosed in the notes to the consolidated financial statements when an inflow of economic benefits is probable.  When inflow is virtually certain, an asset is recognised.

2.19        Share capital

Ordinary shares are classified as equity.  Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction from the proceeds.

 2.20       Revenue recognition

The Group recognises revenues and income on the following bases:

Revenue from charterhire

Revenue is recorded when a charter agreement exists and collection of related revenue is reasonably assured. Revenue from bareboat or time charters, which is operating lease in nature, is recognised as it is earned, on a straight-line basis over the period of each charter.

Charterhire income received in advance, included within other liabilities, represents cash received in advance for services not yet rendered.

MARITIME CAPITAL SHIPPING LIMITED
(incorporated in Bermuda with limited liability)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF US DOLLARS)

2	Summary of significant accounting policies (Continued)

 2.21       Vessel repairs and surveys

Vessel repairs and survey costs are charged as operating expenses as they are incurred.  Dry-docking costs of a vessel are capitalised and depreciated over the period to the next estimated dry-docking date (note 2.5(ii)).

 2.22       Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use are capitalised as part of the cost of that asset.

All other borrowing costs are charged to the income statement in the year in which they are incurred.

 2.23       Dividend distribution

Dividend distribution to the Company's equity holders is recognised as a liability in the Group's financial statements in the period in which the dividends are approved by the Company's equity holders or directors, where appropriate.

2.24	Vessel operating costs

Vessel operating costs primarily consisting of crew expenses, commissions, insurance, surveys, spare parts, lubricants and materials are expensed as incurred.

MARITIME CAPITAL SHIPPING LIMITED
(incorporated in Bermuda with limited liability)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF US DOLLARS)

2	Summary of significant accounting policies (Continued)

2.25	Finance income and costs

Finance income comprises of interest income on funds invested. Interest income is recognised as it accrues, using the effective interest method.

Finance costs comprises of interest expense on borrowings, amortisation of costs associated with securing the borrowings and impairment losses on recognised financial assets.  All borrowing costs are recognised in the consolidated statement of income using the effective interest method.

3              Financial risk management

 (a)           Financial risk factors

The Group's activities expose it to a variety of financial risks: market risk (including charter rate risk and interest rate risk), credit risk and liquidity risk.  Management manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner.  The Group's overall risk management programme focuses on the unpredictability of shipping and financial markets and seeks to minimise potential adverse effects on the Group's financial performance.  The Group uses derivative financial instruments to hedge certain risk exposures.  Details of these derivative financial instruments are disclosed in respective notes.

Risk management is carried out under policies approved by the board of directors.  The directors identify, evaluate and hedge shipping and financial risks in close co-operation with management.  The board of directors provides written policies covering specific areas, such as charter rate risk, interest rate risk and use of derivative financial instruments.

(i)           Market risk

(1)           Charter rate risk

The charter rates of the Group's vessels are sensitive to economic fluctuations.  The revenues of the Group will increase/decrease if there is an increase/a decrease in the charter rates of the vessel charter-out transactions.

Certain vessels are chartered out at rates determined by reference to a daily index.  The Group periodically uses forward freight agreements ("FFA") to hedge some or all of the market risk associated with such charters.  The FFAs are transacted with banks, shipping companies and other third parties.

MARITIME CAPITAL SHIPPING LIMITED
(incorporated in Bermuda with limited liability)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF US DOLLARS)

3              Financial risk management (Continued)

 (a)           Financial risk factors (Continued)

(i)            Market risk (Continued)

(1)           Charter rate risk (Continued)

As at 31 December 2007, the Group had derivative financial assets and liabilities in respect of FFA's of approximately $488 and $293, respectively (note 13) which are all subject to market charter rate risk.

With all other variables held constant, if the average forward charter rate for vessels charterhire transactions was 10% higher/lower, the net derivative financial assets in respect of FFA's would decrease/increase by approximately $1,476 and accordingly, the Group's equity would be decreased/increased by approximately $1,476.

As at 31 December 2009 and 2008, the Group had no derivative financial assets and liabilities in respect of FFA's.

(2)           Interest rate risk

Other than bank balances and deposits (collectively the "Interest Bearing Assets"), the Group has no other significant interest bearing assets.

The Group's interest rate risk also arises from bank borrowings (collectively the "Interest Bearing Liabilities").  Interest Bearing Liabilities are primarily issued at variable rates which therefore expose the Group to cash flow interest rate risk.

The Board monitors capital market conditions and where appropriate, interest rate swap contracts with financial institutions are used to reduce exposure to floating rate borrowings.

As at 31 December 2009, the Group had net derivative financial liabilities in respect of interest rate swaps of approximately $10,190 (2008: $16,394, 2007 $17 (net asset), $1,953 (net liability)) (note 13) which are all subject to interest rate risk.

With all other variables held constant, if interest rates increase/decrease by 50 basis-point, the corresponding increase/decrease in net finance costs (representing interest income on the Interest Bearing Assets less interest expenses on Interest Bearing Liabilities not being hedged) would result in an increase/ a decrease in the Group's profit after tax for the year and equity by approximately $85 (2008: $107, 2007 $369).

MARITIME CAPITAL SHIPPING LIMITED
(incorporated in Bermuda with limited liability)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF US DOLLARS)

3              Financial risk management (Continued)

 (a)           Financial risk factors (Continued)

(ii)           Credit risk

Credit risk mainly arises from derivative financial assets and deposits with financial institutions, as well as credit exposures to charter customers, including outstanding receivables and committed transactions.  For financial institutions, only independently rated parties with good ratings are accepted.  The charterhire customers are assessed and rated based on the credit quality of each customer, taking into account its financial position and other factors.  Individual risk limits are set by management and the utilisation of credit limits is regularly monitored.  No credit limits were exceeded during the period, and management does not expect any significant losses from non-performance by these relevant parties.

(iii)           Liquidity risk

The Group adopts prudent liquidity risk management which includes maintaining sufficient bank balances and cash, having available funding through an adequate amount of committed credit facilities and the ability to close out market positions.  Management have closely monitored the liquidity of the Group following the breaches of covenants as described in note 2.1. The Group maintained adequate liquid resources to meet its obligations as they fell during the year ended 31 December 2009.

The table below analyses the Group's financial liabilities that will be settled into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity dates. The amounts disclosed in the table are the contractual undiscounted cash flows. Bank borrowings and derivative financial liabilities as at 31 December 2009 have been classified as due in less than 1 year following the beaches of loan covenants as described in note 2.1.  Subsequent to the year end, the Group reached agreements with the Lenders as detailed in note 24, which included waivers of the covenants.

MARITIME CAPITAL SHIPPING LIMITED
(incorporated in Bermuda with limited liability)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF US DOLLARS)

3              Financial risk management (Continued)

(a)	Financial risk factors (Continued)

(iii)           Liquidity risk (Continued)

	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years
As at 31 December 2009

Bank borrowings and associated interests	325,015	-	-	-
Derivative financial liabilities	10,190			-
Other liabilities (note 14)	5,361	-	-	-

Total	340,566	-	-	-

As at 31 December 2008

Bank borrowings and associated interests	63,412	55,304	135,773	158,130
Derivative financial liabilities	6,527	4,454	4,984	429
Other liabilities (note 14)	9,396	-	-	-

Total	79,335	59,758	140,757	158,559

As at 31 December 2007	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years

Bank borrowings	23,737	21,309	52,621	101,049
Derivative financial liabilities	841	548	804	53
Other liabilities (Note 14)	4,235	-	-	-

Total	28,813	21,857	53,425	101,102

MARITIME CAPITAL SHIPPING LIMITED
(incorporated in Bermuda with limited liability)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF US DOLLARS)

3              Financial risk management (Continued)

 (b)          Capital risk management

The Group's objectives when managing capital are to safeguard the Group's ability to continue as a going concern in order to provide returns for equity holders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to equity holders, return capital to equity holders, issue new shares or sell assets to reduce debt.

Consistent with others in the industry, the Group monitors capital on the basis of the gearing ratio.  This ratio is calculated as net debt divided by total capital.  Net debt is calculated as total borrowings less bank balances and cash.  Total capital is calculated as equity, as shown in the consolidated balance sheet, plus net debt.

The gearing ratio was as follows:

	2009	2008	2007

Total borrowings	319,382	374,174	187,995
Less: Bank balances and cash excluding impairment provision	(26,907)	(35,007)	(25,505)

Net debt	292,475	339,167	162,490
Total equity	(1,690)	234,629	118,547

Total capital	290,785	573,796	281,037

Gearing ratio	100%	59%	58%

MARITIME CAPITAL SHIPPING LIMITED
(incorporated in Bermuda with limited liability)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF US DOLLARS)

3              Financial risk management (Continued)

 (c)           Fair value estimation

The fair value of an interest rate swap contract is based on the market price quoted by bank dealers as at the balance sheet date.

The fair values of FFA's are determined using quoted forward freight market rates at the balance sheet date.

The carrying value less impairment provision (as applicable) of receivables and payables are a reasonable approximation of their fair values.  The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

Effective 1 January 2009, the Group adopted the amendment to IFRS 7 for financial instruments that are measured in the balance sheet at fair value, this requires disclosure of fair value measurements by level based on the following fair value measurement hierarchy:

•	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1).
•	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2).
•	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).

The Group's only financial instruments impacted by such valuation methods are derivatives used for hedging.  The fair value of derivatives used for hedging is based on inputs other than quoted prices included within level 1 that are observable for the instruments therefore are all categorised as level 2.  The fair value of these derivatives used for hedging as at 31 December 2009 is $10,190 (2008: $16,394, 2007: $1,741).

4              Critical accounting estimates and judgments

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

MARITIME CAPITAL SHIPPING LIMITED
(incorporated in Bermuda with limited liability)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF US DOLLARS)

4             Critical accounting estimates and judgments (Continued)

(i)            Estimated useful lives of vessels

The Group's major operating assets are vessels.  The Board determines the estimated useful lives and related depreciation expenses for the vessels.  The Board estimates useful lives of the vessels by reference to the average historical useful lives of vessels of similar class and design, the expected usage of the vessels, expected repairs and maintenance and technical or commercial obsolescence arising from changes or improvements in the regulatory environment.  Estimated useful lives could change significantly as a result of the changes in these factors.

If the useful lives of vessels differed by 10% from the Board's estimates, the estimated depreciation expense for the year will be $4,006 lower or $6,096 higher as at 31 December 2009.

(ii)	Estimated impairment of carrying amounts of the vessels

Management performs reviews for the impairment of carrying amounts of the vessels whenever events or changes in circumstances indicate that the carrying amounts of the vessels may not be recoverable.  The Board reviews certain indicators of potential impairment, such as reported sale and purchase prices, market demand, and general market conditions to determine whether assessment of impairment should be carried out.  As a result of the recent declines in the charter market, and the market values of vessels the Board has concluded that assessments of impairment should be carried out.

Management performed an assessment of impairment based on the recoverable amount, which is the higher of fair value less cost to sell or values in use. The impairment assessments were performed in two separate tranches. For the vessels that the value in use model was used, this value included a number of assumptions.  The critical assumptions used in the value in use assessment were the useful life of the vessels estimated at 25 years, daily charter rates which were based on the average rate over the past ten years for 30,000 dwt bulk carriers and a discount rate of 13.7%. For the vessels that used fair value less cost to sell model, the assumptions included the expected proceeds from the disposal of vessels, less costs to sell.  The value in use model and the fair value less costs to sell model resulted in similar recoverable amounts as of 31 December 2009. Based on their best estimates of fair value less cost to sell and value in use, the Board has recognised an impairment loss for vessels of $256,788 (2008 and 2007: nil).

(iii)          Estimated residual value of vessels

The Board determines the estimated residual values for the vessels.  These estimates are based on the prevailing demolition steel price and the lightweight tonnage of the vessels and the prevailing market values for vessels of a similar class that have already reached an age equal to the estimated useful life applied to the Group's vessels.  The depreciation expense will increase/decrease where the residual values are less/more than previously estimated values.

MARITIME CAPITAL SHIPPING LIMITED
(incorporated in Bermuda with limited liability)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF US DOLLARS)

4              Critical accounting estimates and judgments (Continued)

(iii)          Estimated residual value of vessels (continued)

If the residual values of vessels differed by 10% from management's estimates as at 31 December 2009, the estimated depreciation expense for the year would be $714 lower/higher (2008: $3,611 lower/higher, 2007: $333 lower/higher).

5	Vessels, dry dock and other fixed assets

	Vessels	Dry docking	Other	Total
Cost:
At 1 January 2009	618,775	3,867	331	622,973
Additions	291	2,099	3	2,393
Disposals	-	(428)	-	(428)
Adjustment due to over-provision	-	-	(5)	(5)

At 31 December 2009	619,066	5,538	329	624,933

Accumulated depreciation and impairment:
At 1 January 2009	26,652	629	51	27,332
Depreciation charge for the year	30,407	1,951	98	32,456
Impairment	256,788	-	-	256,788
Disposals	-	(533)	-	(533)

At 31 December 2009	313,847	2,047	149	316,043

Net book value:

At 31 December 2009	305,219	3,491	180	308,890

Cost:
At 1 January 2008	272,633	270	38	272,941
Additions	346,142	3,984	293	350,419
Disposals	-	(387)	-	(387)

At 31 December 2008	618,775	3,867	331	622,973

Accumulated depreciation:
At 1 January 2008	1,243	17	2	1,262
Depreciation charge for the year	25,409	999	49	26,457
Disposals	-	(387)	-	(387)

At 31 December 2008	26,652	629	51	27,332

Net book value:

At 31 December 2008	592,123	3,238	280	595,641

MARITIME CAPITAL SHIPPING LIMITED
(incorporated in Bermuda with limited liability)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF US DOLLARS)

5	Vessels, dry dock and other fixed assets (Continued)

	Vessels	Dry docking	Other	Total

Cost:
At 30 April 2007	-	-	-	-
Acquisition of a subsidiary	-	-	3	3
Additions	272,633	270	35	272,938

At 31 December 2007	272,633	270	38	272,941

Accumulated depreciation:
At 30 April 2007	-	-	-	-
Depreciation charge for the period	1,243	17	2	1,262

At 31 December 2007	1,243	17	2	1,262

Net book value:

At 31 December 2007	271,390	253	36	271,679

Notes:

(a)
As at 31 December 2009, the Group's vessels with an aggregate net book value of $308,710 (2008: $595,361, 2007: $271,643) were pledged as security for the Group's loan facilities granted by banks (note 12).

(b)
As at 31 December 2009, the Group's vessels are all under time charter and bareboat charter arrangements.  The time charters are for a remaining period of 0 to 32 months while the bareboat charters are for a remaining period of 47 to 50 months.

(c)
On 22 February 2010, the Group entered into a settlement agreement with one of its lending banks.  Pursuant to the terms of that agreement, one vessel and the shares of five subsidiaries which each held one vessel were sold in full satisfaction of all outstanding liabilities due to that bank, including derivative financial liabilities, plus a release of the guarantee granted by the Company.

As part of a separate transaction, two vessels were disposed of subsequent to the year end and delivered to their new owners on 14 January 2010 and 9 February 2010 for a total consideration of $34,900.

(d)
Following the decline in the general shipping market after the 2008 year end, the Group reviewed the carrying value of its vessels for impairment with reference to external valuations, recent market transactions, the estimated fair value less costs to sell or the estimated value in use for each individual vessel.  Following this review, the Group recognised a total impairment of $256,788 for the year ended 31 December 2009.

MARITIME CAPITAL SHIPPING LIMITED
(incorporated in Bermuda with limited liability)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF US DOLLARS)

6              Goodwill

	2009	2008	2007

At 31 December
Opening net book amount	167	167	-
Acquisition of a subsidiary (note 23)	-	-	167
Impairment	(167)	-	-

Closing net book amount	-	167	167

Management performed an impairment review of the carrying amount of goodwill at 31 December 2009 and concluded that an impairment provision was required.  For the purpose of impairment testing, goodwill acquired has been allocated to the respective cash generating unit and is reviewed for impairment based on individual cash generating unit's forecast operating performance and cash flows.  Cash flow projections for impairment reviews are based on individual cash generating unit budgets prepared on the basis of assumptions reflective of the prevailing market conditions and are based on management expectations of the market development and pre-tax discount rates of between 10% to 20% applied to the cash flow projections.  The discount rates used reflect business specific risks.

7              Financial instruments by category

The accounting policies for financial instruments have been applied to the line items below:

As at 31 December 2009	Loans and receivables	Total

Assets as per consolidated balance sheet
Other assets excluding prepayments (note 8)	1,160	1,160
Cash and cash equivalents (note 9)	18,784	18,784
Restricted bank deposits	6,101	6,101

Total	26,045	26,045

As at 31 December 2008	Loans and receivables	Total

Assets as per consolidated balance sheet
Other assets excluding prepayments (note 8)	4,311	4,311
Cash and cash equivalents (note 9)	28,380	28,380
Restricted bank deposits	6,627	6,627

Total	39,318	39,318

MARITIME CAPITAL SHIPPING LIMITED
(incorporated in Bermuda with limited liability)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF US DOLLARS)

7              Financial instruments by category (Continued)

As at 31 December 2007	Loans and receivables	Derivatives used for hedging	Total

Assets as per consolidated balance sheet
Derivative financial instruments (note 13)	-	505	505
Other assets excluding prepayments (note 8)	706	-	706
Cash and cash equivalents (note 9)	25,505	-	25,505

Total	26,211	505	26,716

As at 31 December 2009	Other financial liabilities	Derivatives used for hedging	Total

Liabilities as per consolidated balance sheet
Other liabilities excluding charterhire income received in advance (note 14)	5,361	-	5,361
Borrowings (note 12)	319,382	-	319,382
Derivative financial instruments (note 13)	-	10,190	10,190

Total	324,743	10,190	334,933

As at 31 December 2008	Other financial liabilities	Derivatives used for hedging	Total

Liabilities as per consolidated balance sheet
Other liabilities excluding charterhire income received in advance (note 14)	9,396	-	9,396
Borrowings (note 12)	374,174	-	374,174
Derivative financial instruments (note 13)	-	16,394	16,394

Total	383,570	16,394	399,964

As at 31 December 2007	Other financial liabilities	Derivatives used for hedging	Total

Liabilities as per consolidated balance sheet
Other liabilities excluding charterhire income received in advance (note 14)	4,235	-	4,235
Borrowings (note 12)	187,995	-	187,995
Derivative financial instruments (note 13)	-	2,246	2,246

Total	192,230	2,246	194,476

MARITIME CAPITAL SHIPPING LIMITED
(incorporated in Bermuda with limited liability)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF US DOLLARS)

8	Other assets

	2009	2008	2007

Prepayments and sundry deposits	969	1,103	162
Interest receivables	-	259	691
Other receivables	1,160	4,052	15

	2,129	5,414	868

Notes:

(a)   The carrying amounts of other assets approximate their fair values and are denominated in the following currencies:

	2009	2008	2007

United States dollar	1,774	5,068	76
Hong Kong dollar	341	331	774
Others	14	15	18

	2,129	5,414	868

(b)Other assets do not contain impaired assets.

(c)The maximum exposure to credit risk at the reporting date is the fair value of each class of receivables mentioned above.  The Group does not hold any collateral as security.

9              Cash and cash equivalents

	2009	2008	2007

Cash at bank and in hand	17,480	16,370	12,688
Short-term bank deposits	3,326	12,010	12,817
Impairment	(2,022)	-	-

Cash and cash equivalents	18,784	28,380	25,505
Restricted bank deposits	6,101	6,627	-

	24,885	35,007	25,505

Maximum exposure to credit risk	24,885	35,007	25,505

The impairment of bank deposits relates to the Group's breach of loan covenant as at 31 December 2009. Due to the breach, it was determined that $2,022 of the bank deposits was not recoverable as of 31 December 2009 and an impairment was recorded.

MARITIME CAPITAL SHIPPING LIMITED
(incorporated in Bermuda with limited liability)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF US DOLLARS)

9              Cash and cash equivalents (Continued)

Notes:

(a)	Cash and cash equivalents are denominated in the following currencies:

	2009	2008	2007

United States dollar	24,863	35,003	25,504
Others	22	4	1

	24,885	35,007	25,505

(b)	The effective interest rate on short-term bank deposits is 0.1% (2008: 1.7%, 2007: 2.8%) per annum. These deposits have an average maturity of three months.

(c)
The restricted bank deposits of $6,101 (2008: $6,627, 2007: nil) are held as security for repayment of bank loans and whose use is restricted to the repayment of the related banking facilities and are recorded as restricted bank deposits in the balance sheet.

10           Share capital and premium
(in thousands of US dollars, except for share and per share information)

 (a)           Share capital

	Ordinary shares
	Number of shares	Nominal value	Share premium	Total

At 30 April 2007	-	-	-	-
Shares issued	117,305	117	117,211	117,328
Share issue costs	-	-	(3,043)	(3,043)

At 31 December 2007	117,305	117	114,168	114,285

At 1 January 2008	117,305	117	114,168	114,285
Shares issued	81,031	81	87,510	87,591
Shares split	396,473,664	-	-	-

At 31 December 2008	396,672,000	198	201,678	201,876

At 1 January 2009 and 31 December 2009	396,672,000	198	201,678	201,876

MARITIME CAPITAL SHIPPING LIMITED
(incorporated in Bermuda with limited liability)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF US DOLLARS)

10           Share capital and premium (Continued)
(in thousands of US dollars, except for share and per share information)

The Company was incorporated on 30 April 2007 with an authorised share capital of $200 divided into 200,000 ordinary shares of $1 each. Two ordinary shares of $1 were issued for cash at par on incorporation. 117,102 ordinary shares of $1 were issued for cash at $1,000 per share and 201 ordinary shares of $1 were issued for cash at $1,125 per share during the period ended 31 December 2007.  The corresponding share premium totalled $117,211, net off share issue costs of $3,043.

During the year ended 31 December 2008, the Company issued 81,031 shares.  28,548 shares of $1 were issued at a price of $1,000 per share and the remaining 52,483 shares of $1 were issued at a price of $1,125 per share.  The corresponding share premium totalled $87,510.

On 4 June 2008, the Company passed a resolution to approve:

(i)	the division of each ordinary share of par value $1.00 in the authorised and issued share capital of the Company into 2,000 ordinary shares of par value $0.0005 each;

(ii)
the increase in the authorised share capital of the Company from $200 divided into 400,000,000 ordinary shares of par value $0.0005 each to $500 divided into 1,000,000,000 ordinary shares of par value $0.0005 each by the creation of 600,000,000 new ordinary shares of par value $0.0005 each ranking pari passu with the Company's existing ordinary shares.

 (b)          Share option

Share options are granted to executive directors and other eligible employees.  The exercise price of the granted options is equal to the fair value of the shares on the date of the grant.  Options are conditional on the employee completing one to three years' service (the vesting period) or on the achievement of certain financial performance targets.  Options are exercisable starting one to three years from the grant date, subject to the fulfillment of the vesting conditions.  Options may be exercised at any time within five years from the date of vesting.  The Group has no legal or constructive obligation to repurchase or settle the options in cash.

In the event of a resolution of the Board being passed for an initial public offering of new shares of the Company ("IPO"), any share options granted but not exercised on the date of notification of such an IPO or within one month from such notification, shall lapse on the expiration of that period.  Upon IPO, any share options granted but not exercised, unless already lapsed or forfeited, shall be converted into an appropriate number of fully paid shares based on the offer price per share under the IPO.

MARITIME CAPITAL SHIPPING LIMITED
(incorporated in Bermuda with limited liability)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF US DOLLARS)

10           Share capital and premium (Continued)
(in thousands of US dollars, except for per share information)

 (b)          Share option (Continued)

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	Average exercise price in $ per share	Share options

At 30 April 2007	-	-
Granted	1,000	8,213

At 31 December 2007	1,000	8,213

At 1 January 2008	1,000	8,213
Granted	1,083	5,922

	1,035	14,135
Shares split (note 10(a))	0.47	28,253,865
Granted after split	0.88	500,000

At 31 December 2008	0.47	28,768,000
Leavers		(1,000,000)

At 31 December 2009	0.47	27,768,000

The weighted average fair value of options granted during 2007, determined using the Binominal valuation model was $110 per option.  The significant inputs into the model were weighted average share price of $1,000 at the grant date, the exercise price shown above, volatility of 20%, an average expected option life of one year and an annual risk-free interest rate of 3.5%.

The weighted average fair value of options granted during 2008 determined using the binomial valuation model was $110 or $0.055 after the shares split per the option. The significant inputs into the model were weighted average share price of $1,000 or $0.05 after the shares split, at the grant date, the exercise price shown above, volatility of 20%, an average expected option life of one year and an annual risk free interest rate of 3.5%.

In 2008 due to the board resolutions being passed to proceed with an initial public offering all expense was accelerated and recorded during the year ended 31 December 2008. See note 19 for the total expense recognised in the income statement for share options granted to directors and employees.

12,340,099 of the outstanding options were exercisable at 31 December 2008 and 2009.   All outstanding share options at 31 December 2008 and 2009 (2008: 6,170, 2007: NIL).  All otstanding share options expire in 2013.  Subsequent to the year ended 31 December 2009, all the existing share options were cancelled.

MARITIME CAPITAL SHIPPING LIMITED
(incorporated in Bermuda with limited liability)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF US DOLLARS)

11           Reserves and retained earnings / (accumulated deficit)

	Share options reserve	Hedging reserve	Retained earnings/ (accumulated deficit)	Total

At 1 January 2009	1,966	(16,394)	47,181	32,753
Cash flow hedges
- fair value gain	-	6,204	-	6,204
Loss for the year	-	-	(242,523)	(242,523)

At 31 December 2009	1,966	(10,190)	(195,342)	(203,566)

At 1 January 2008	190	(1,741)	5,813	4,262
Cash flow hedges
- fair value loss	-	(14,653)	-	(14,653)
Recognised on share options	1,776	-	-	1,776
Profit for the year	-	-	63,185	63,185
Dividend (note 18)	-	-	(21,817)	(21,817)

At 31 December 2008	1,966	(16,394)	47,181	32,753

At 30 April 2007	-	-	-	-
Cash flow hedges
- fair value loss	-	(1,741)	-	(1,741)
Recognised on share options	190	-	-	190
Profit for the period	-	-	5,813	5,813

At 31 December 2007	190	(1,741)	5,813	4,262

12           Borrowings

As at 31 December 2009, the borrowings of the Group have been treated as current liabilities as the Group did not have an unconditional right to defer repayment of its borrowings for 12 months from the balance sheet date following a breach of loan covenants as described in note 2.1.

Subsequent to 31 December 2009, as described in detail in note 24, the Group restructured its debt thereby eliminating the breaches of loan covenants.

	2009	2008	2007

Secured bank loans
Non-current	-	320,319	165,539
Current	319,382	53,855	22,456

Total borrowings	319,382	374,174	187,995

MARITIME CAPITAL SHIPPING LIMITED
(incorporated in Bermuda with limited liability)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF US DOLLARS)

12           Borrowings (Continued)

Borrowings, net of deferred transaction costs, are analysed as follows:

	2009	2008	2007

Facility A: DVB Merchant Bank (Asia) Limited ("DVB")	65,649	75,953	71,607
Facility B: Nordea Bank Finland plc ("Nordea")	34,844	40,666	47,219
Facility C: DnB NOR Bank ASA ("DnB")	106,115	125,702	69,169
Facility D: United Overseas Bank Limited ("UOB")	59,892	68,563	-
Facility E: The Hongkong and Shanghai Banking Corporation Limited ("HSBC")	52,882	63,290	-

Total borrowings	319,382	374,174	187,995

Facility A: The facility agreement dated 19 October 2007 with DVB as agent, provided an amount of $97,254 to the borrowers, comprising of four tranches and was used to finance a part of the cost of the acquisition of four vessels. Each loan was originally repayable in thirty two quarterly instalments, with a balloon payment due concurrently with the final principal instalment. As of 31 December 2009, the outstanding loan facility was $66,258 and the applicable margins were LIBOR plus 2.50%.

Facility B: The facility agreement dated 12 October 2007 amounting to $47,600 with Nordea, comprised of two tranches and was used to finance part of the cost of acquisition of two vessels. Each loan was originally repayable in thirty two quarterly installments with a balloon payment due concurrently with the final principal installment. As of 31 December 2009, the outstanding loan facility was $35,161 and the applicable margins were LIBOR plus 1.25% per annum.

Facility C: The facility agreement dated 19 November 2007 as amended by a supplemental agreement dated 5 June 2008, with DnB amounting to $142,400, comprised of six tranches and was used to finance part of the cost of acquisition of six vessels.  Each loan was originally repayable in twenty eight quarterly installments with a balloon payment due concurrently with the final principal installment. As of 31 December 2009, the outstanding loan facility was $106,800 and the applicable margins were LIBOR plus 1.90% to 2.50% per annum.

Facility D: The facility agreement with UOB entered into on 6 March 2008 amounting to $ 74,347, comprised of three tranches used to finance part of the cost of the acquisition of three vessels. Each loan was originally repayable in thirty two quarterly installments with a balloon payment due concurrently with the final principal installment. As of 31 December 2009, the outstanding loan facility was $60,220 and the applicable margins were LIBOR plus 1.40% to 2.50% per annum.

MARITIME CAPITAL SHIPPING LIMITED
(incorporated in Bermuda with limited liability)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF US DOLLARS)

12           Borrowings (Continued)

Facility E: The facility agreement of $66,300 with HSBC, dated 5 June 2008, comprised of two tranches and was used to finance part of the cost of acquisition of two vessels. The loan was originally repayable in thirty two quarterly installments with a balloon payment due concurrently with the thirty two principal installment. As of 31 December 2009, the outstanding loan facility was $53,272 and the applicable margins were LIBOR plus 1.40% per annum.

Notes:

(a)	As at 31 December 2009, the Group's bank loans, bear interest at rates varying from 1.25% to 2.5% (2008: 1% to 1.4%, 2007: 0.8% to 1.35%) over LIBOR per annum.

Included in bank borrowings classified as due within one year are bank borrowings of $140,959 (2008 and 2007: nil) that relate to vessels or subsidiaries sold after year end (see note 24).

(b)	The effective interest rate on bank borrowings, taking into account interest rate swaps at 31 December 2009 is 3.6% (2008: 3.81%, 2007: 4.51%) per annum.

(c)           Bank borrowings are secured by:

(i)	vessels of the Group (note 5(a));
(ii)	assignment of the charter and earnings, requisition of compensation and insurance relating to the vessels;
(iii)	pledge of shares of certain subsidiaries;
(iv)	corporate guarantees provided by the Company;
(v)	pledge of bank deposits (note 9(c)).

(d)
As at 31 December 2009, the Group has entered into interest rate swap contracts with notional principal amounts of $271,476 (2008: $360,780, 2007: $158,914) which were committed with fixed interest rates ranging from 2.9% to 4.8% (2008: 2.3% to 4.8%, 2007: 3.86% to 4.80%) per annum (note 13), in order to reduce exposure to floating rate borrowings.  The principal amounts of the interest rate swap contracts amortise in line with the underlying loan facilities that they hedge and have maturities up to seven years.

(e)
The directors are of the opinion that all of the Group's borrowings approximate their respective fair values, as the impact of discounting is not significant.  The fair values are based on cash flows discounted using the effective interest rates of long-term borrowings at the balance sheet date set out in note 12(b).

(f)           The carrying amounts of the borrowings are denominated in United States dollar.

(g)           The Group has no undrawn borrowing facilities.

MARITIME CAPITAL SHIPPING LIMITED
(incorporated in Bermuda with limited liability)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF US DOLLARS)

13           Derivative financial assets/liabilities

	Note	2009	2008
		Liabilities	Liabilities

Interest rate swap contracts - cash flow hedges (a)		10,190	16,394
Less: non-current portion		-	(9,867)

Current portion		10,190	6,527

		2007	2007
	Note	Assets	Liabilities

Interest rate swap contracts - cash flow hedges	(a)	17	1,953
Forward freight agreements - cash flow hedges	(b)	488	293

Total		505	2,246
Less non-current portion		(11)	(1,405)

Current portion		494	841

The fair value of a hedging derivative is classified as a non-current asset or liability if the remaining maturity of the hedged item is more than 12 months and as a current asset or liability if the maturity of the hedged item is less than 12 months from the balance sheet date.

The maximum exposure to credit risk at the reporting date is the fair value of the derivative financial assets in the consolidated balance sheet.

Notes:

(a)           Interest rate swap ("IRS") contracts

The notional principal amounts of the outstanding interest rate swap contracts as at 31 December 2009 were $271,476 (2008: $360,780, 2007: $158,914) which were committed with fixed interest rates ranging from 2.9% to 4.8% (2008: 2.3% to 4.8%, 2007: 3.86% to 4.80%) per annum.  The floating rate was LIBOR.  Gains and losses recognised in the hedging reserve in equity (note 11) at balance sheet dates will be continuously released to the consolidated income statement until the repayment of the bank borrowings or over the period of the relevant IRS contracts.

(b)           Forward freight agreements ("FFA")

All of the hedged highly probable forecast transactions are expected to occur at various dates during the next 12 months.  Unless ineffective, gains and losses previously recognised in the hedging reserve in equity on FFA will be recognised in the consolidated income statement in the period during which the hedged transaction affects the consolidated income statement.

MARITIME CAPITAL SHIPPING LIMITED
(incorporated in Bermuda with limited liability)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF US DOLLARS)

14           Other current liabilities

	2009	2008	2007

Charterhire income received in advance (note a)	2,309	1,940	1,414
Trade and other payables and accruals (note a)	5,361	9,396	4,235
Amounts received from shareholders (note d)	-	-	4,666

Total	7,670	11,336	10,315

Notes:

(a)           Balances are unsecured, interest free and have no fixed terms of repayment.

(b)	The carrying amounts of other current liabilities are denominated in the following currencies:

	2009	2008	2007

United States dollar	7,571	11,216	9,632
Hong Kong dollar	99	120	657
Others	-	-	26

	7,670	11,336	10,315

(c)	The carrying amounts of other current liabilities approximate their fair values.

(d)
As at 31 December 2007 certain shareholders had paid in advance to subscribe for future issuance of shares.  The shares were issued on 10 January 2008.  The number of shares to be issued was only fixed on the issuance date.

MARITIME CAPITAL SHIPPING LIMITED
(incorporated in Bermuda with limited liability)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF US DOLLARS)

15           Expenses by nature

	2009	2008	2007

Cost of services
Crew expenses	8,012	5,929	145
Vessel repairs and surveys	1,313	581	22
Spare parts, lubricants and materials	4,302	3,188	29
Commissions	920	944	13
Insurance	1,935	1,511	38
Others	1,875	508	63

Vessel operating costs	18,357	12,661	310
Depreciation	32,358	26,408	1,260

	50,715	39,069	1,570

Administrative expenses
Auditor's remuneration	58	150	50
Professional fee incurred for postponed IPO	-	2,770	-
Operating lease rentals on land and buildings	1,015	497	24
Staff costs (note 19)	846	5,150	1,177
Transportation expenses	68	187	34
Depreciation	98	49	2
Bank charges	35	59	11
Others	502	376	58

	2,622	9,238	1,356

Impairment of assets
Vessels (note 5)	256,788	-	-
Goodwill	167	-	-
Forfeiture of vessel deposit (note)	-	4,670	-
Bank deposit (note 9)	2,022	-	-

	258,977	4,670	-

Note:

During the year ended 31 December 2008, a deposit paid for an acquisition of a vessel totaling $4,670 was forfeited and written off by the Group.

MARITIME CAPITAL SHIPPING LIMITED
(incorporated in Bermuda with limited liability)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF US DOLLARS)

16           Finance income and costs

	2009	2008	2007

Interest income from bank deposits	53	1,088	723

Interest expenses on bank borrowings	(8,441)	(15,056)	(1,154)
Interest rate swap expense	(8,356)	(1,987)	-
Amortisation of transaction costs	(489)	(361)	(28)
Other	(44)	(243)	-

	(17,330)	(17,647)	(1,182)

Net finance costs	(17,277)	(16,559)	(459)

17	Income tax expense

Hong Kong profits tax has been provided at the rate of 16.5% on the estimated assessable profit for the year (2008: 16.5%, 2007: 17.5%).  Taxation on overseas profits has been calculated on the estimated assessable profit for the year at the rates of taxation prevailing in the countries in which the Group operates.

	2009	2008	2007

Hong Kong profits tax	58	61	16
Overseas profit tax	316	651	-
Under/(over) provision for prior year	(15)	(10)	-

	359	702	16

The tax on the Group's (loss)/profit for the year differs from the theoretical amount that would arise using the weighted average tax rate applicable to the profits of the consolidated entities as follows:

	2009	2008	2007

(Loss)/profit before income tax	(242,164)	63,887	5,829

Tax calculated at the domestic tax rates applicable to profits in the respective countries	(39,641)	11,232	1,020
Income not subject to tax	(14,431)	(22,194)	(1,529)
Expenses not deductible for tax purposes	54,446	11,674	525
Under/(over) provision for prior year	(15)	(10)	-

Tax charge	359	702	16

MARITIME CAPITAL SHIPPING LIMITED
(incorporated in Bermuda with limited liability)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF US DOLLARS)

17	Income tax expense (Continued)

Under the laws of the countries of the vessel-owning companies' incorporation and/or vessels' registration, the vessel-owning companies are not subject to income tax on international shipping income but are subject only to certain minor registration and tonnage taxes that are charged to operating expenses as incurred.  The vessel-owning companies however, are subject to United States federal income taxation in respect of income that is derived from the international operation of ships and the performance of services directly related thereto, unless exempt from United States federal income taxation.  If the vessel-owning companies do not qualify for the exemption from tax, they will be subject to a 4% tax on their U.S. source income, imposed without the allowance for any deductions.  For these purposes, U.S. source shipping income means 50% of the shipping income that will be derived by the vessel-owning companies that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States.

18	Dividend

On 4 June 2008 the Company declared and paid an interim dividend for the financial year ended 31 December 2008 of $110 per ordinary share of par value $1.00 each in the capital of the Company (being an aggregate amount of $21,817) before the shares split (note 10(a)).

The directors do not propose a dividend for the year ended 31 December 2009 and did not propose a dividend for the period from 30 April 2007 to 31 December 2007.

19	Staff costs

	2009	2008	2007

Director's fee	40	46	18
Salaries and bonuses	730	3,281	954
Share options granted to directors and key management	-	1,776	190
Pension costs - defined contribution plans	18	14	2
Other staff benefits	58	33	13

	846	5,150	1,177

Key management compensation	640	4,874	1,029

MARITIME CAPITAL SHIPPING LIMITED
(incorporated in Bermuda with limited liability)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF US DOLLARS)

20	Notes to the consolidated cash flow statement

Analysis of changes in financing during the year/period

	Bank loans	Proceeds from issue of ordinary shares

At 1 January 2009	374,174	201,876
Repayment of bank loans	(55,281)	-
Amortisation of transaction costs	489	-

At 31 December 2009	319,382	201,876

At 1 January 2008	187,995	118,951
Drawdown of bank loans, net of transaction costs	237,131	-
Repayment of bank loans	(51,313)	-
Amortisation of transaction costs	361	-
Proceeds from issue of ordinary shares	-	82,925

At 31 December 2008	374,174	201,876

	Bank loans	Proceeds from issue of ordinary shares
	US$000	US$000

At 30 April 2007	-	-
Drawdown of long-term bank loans, net of transaction costs	187,967	-
Amortisation of transaction costs	28	-
Proceeds from issue of ordinary shares	-	117,328
Share issue costs	-	(3,043)
Share proceeds received in advance	-	4,666

At 31 December 2007	187,995	118,951

MARITIME CAPITAL SHIPPING LIMITED
(incorporated in Bermuda with limited liability)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF US DOLLARS)

21           Commitments

(a)	Commitments/arrangements under operating leases

The Group had future aggregate minimum lease payments as lessee and future aggregate minimum lease receipts as lessor under non-cancellable operating leases as follows:

	2009	2008	2007
As lessee

Land and buildings
Not later than one year	1,120	1,278	58
Later than one year but not later than five years	513	1,770	-

	1,633	3,048	58
As lessor

Vessels
Not later than one year	29,593	65,878	12,717
Later than one year but not later than five years	27,000	47,195	5,934

	56,593	113,073	18,651

The future aggregate minimum lease receipts in respect of six vessels (2008: six vessels, 2007: five vessels) employed on bareboat charterhire agreements with the charter periods that expire in 2013 have not been included above as the charterhire rates for the remaining unexpired periods depend on prevailing market rates.

(b)
As of 31 December 2007, the Group had contracted but not provided for an amount of $146,182 in relation to vessels purchased.  The Group had no contracted commitments in relation to vessels purchased as of 31 December 2009 or 2008.

MARITIME CAPITAL SHIPPING LIMITED
(incorporated in Bermuda with limited liability)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF US DOLLARS)

22	Related party transactions

Save as described elsewhere in the financial statements, there were no other significant related party transactions carried out in both the current and the previous periods.

23           Acquisition of subsidiary

On 20 July 2007, the Company acquired 100% of the equity interest of Maritime Capital Shipping (HK) Limited, which was wholly owned by Mark Malcolm Harris, a shareholder and a director of the Company for cash consideration of HK$10.  The acquired subsidiary suffered a loss of $294 for the period ended 31 December 2007 since the acquisition.

Purchase consideration	-
Fair value of net liabilities acquired	167

Goodwill	167

The assets and liabilities arising from the acquisition are as follows:

Acquiree's carrying amount

Property, plant and equipment	3
Other receivables	35
Trade and other payables	(205)

Net liabilities	(167)

  Note:

  The carrying amounts of the above assets and liabilities approximate their fair values.

MARITIME CAPITAL SHIPPING LIMITED
(incorporated in Bermuda with limited liability)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF US DOLLARS)

24           Events after the balance sheet date

 (a)           Asset disposals and debt settlement

Two vessels were sold after the year end and delivered to their new owners in January and February 2010 for a total consideration of $34,900.  The vessels were sold at their carrying value at the date of disposal, and therefore no gain or loss was incurred.  The borrowings secured on the vessels were settled as part of the sale.

On 22 February 2010, the Group entered into a settlement agreement with one of its lending banks.  Pursuant to the terms of that agreement, one vessel and the shares of five vessel owning subsidiaries were sold in full satisfaction of all outstanding liabilities due to that bank totaling $105,400, including derivative financial liabilities, plus a release of the guarantee granted by the Company.  The subsidiaries sold are highlighted in note 25.

 (b)           Change of ownership

On 7 May 2010, Maritime Capital Shipping (Holdings) Limited ("MCSHL"), a company incorporated in the British Virgin Islands, acquired all of the outstanding shares of the Company.

 (c)           Equity issuance

On 24 May 2010, the Company issued 603,326,000 new fully paid shares to MCSHL for an aggregate subscription price of $31,000.

 (d)           Debt restructuring

In May 2010, the Group entered into debt restructuring agreements with three of its banks, which became effective on 25 May 2010.  Those agreements provided, inter alia, for the following:

°	The prepayment of the Group's loans in an aggregate amount of $28,031.
°	The rescheduling of the loan repayments in respect of $33,750 of debt.
°
The conversion of $10,000 of secured debt related to three vessels into sub-ordinated debt, carrying interest at a rate of US$ LIBOR plus 3.5%, with interest and principal only being payable out of available cashflow from those vessels.

°	Waivers of and amendments to loan to value ratio covenants for periods running from 31 March 2011 to 31 December 2012.
°	The elimination of all other financial covenants.

(e)	Change to shareholder

On the 28 May 2010, Seanergy Maritime Holdings Corp ("Seanergy"), a company incorporated in the Marshall Islands, acquired 51% of the issued share capital of the Company.  From then onwards, Seanergy has become the ultimate parent company of the Company.

MARITIME CAPITAL SHIPPING LIMITED
(incorporated in Bermuda with limited liability)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF US DOLLARS)

25	Particulars of subsidiaries

As at 31 December 2009, the Company had the following subsidiaries:

Name	Place of incorporation	Principal activities	Issued share capital	Group equity interest

Maritime Capital Shipping (HK) Limited	Hong Kong	Management services	10 shares of HK$1 each	100%	1
African Glory Shipping Limited	British Virgin Islands	Vessel owning and chartering	1 share of US$ 1	100%
Eastern Grace Shipping Limited	British Virgin Islands	Vessel owning and chartering	1 shares of US$ 1	100%	2
Western Grace Shipping Limited	British Virgin Islands	Vessel owning and chartering	1 share of US$ 1	100%	2
African Grace Shipping Limited	British Virgin Islands	Vessel owning and chartering	1 share of US$ 1	100%	2
Pacific Grace Shipping Limited	British Virgin Islands	Vessel owning and chartering	1 share of US$ 1	100%	3
Atlantic Grace Shipping Limited	British Virgin Islands	Dormant	1 share of US$ 1	100%	4
African Joy Shipping Limited	British Virgin Islands	Vessel owning and chartering	1 share of US$ 1	100%
Asian Grace Shipping Limited	British Virgin Islands	Vessel owning and chartering	1 share of US$ 1	100%
Singapore Grace Shipping Limited	British Virgin Islands	Vessel owning and chartering	1 share of US$ 1	100%	3
Maritime Glory Shipping Limited	British Virgin Islands	Vessel owning and chartering	1 share of US$ 1	100%
Maritime Grace Shipping Limited	British Virgin Islands	Vessel owning and chartering	1 share of US$ 1	100%
Northern Grace Shipping Limited	British Virgin Islands	Vessel owning and chartering	1 share of US$ 1	100%	3

MARITIME CAPITAL SHIPPING LIMITED
(incorporated in Bermuda with limited liability)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF US DOLLARS)

25	Particulars of subsidiaries (Continued)

Name	Place of incorporation	Principal activities	Issued share capital	Group equity interest

Maritime Ernst Shipping Limited	Liberia	Vessel owning and chartering	1 share of no par value	100%	3
Maritime Fantasy Shipping Limited	Liberia	Vessel owning and chartering	1 share of no par value	100%
Maritime Fiesta Shipping Limited	Liberia	Vessel owning and chartering	1 share of no par value	100%
Maritime Fighter Shipping Limited	Liberia	Vessel owning and chartering	1 share of no par value	100%
Maritime Freeway Shipping Limited	Liberia	Vessel owning and chartering	1 share of no par value	100%
Maritime Henry Shipping Limited	Liberia	Vessel owning and chartering	1 share of no par value	100%	3

1.           Shares of all subsidiaries are pledged as security for bank loans except for this subsidiary.
2.           Vessel sold subsequent to year end.  Subsidiary is now dormant.
3.           Company sold subsequent to year end.
4.           Vessel sold to Northern Grace Shipping Limited during the year.